Exhibit 99.1

Silence Therapeutics Announces First Patient Dosed in GEMINI II Phase I Clinical Trial for SLN124

–	First patient dosed in study evaluating Silence’s wholly owned lead product candidate for thalassemia and myelodysplastic syndrome (MDS)

29 April 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced that the first patient has been dosed in the GEMINI II Phase I clinical study of its wholly owned lead product candidate, SLN124, for the treatment of ‘iron-loading’ anemias, thalassemia and myelodysplastic syndrome (MDS).

The first patient was dosed at the Jordan University Hospital, Amman, Jordan; one of up to 25 trial sites for the global, multi-center study, which spans Europe, the Middle East and Southeast Asia.

GEMINI II is a single-blind, randomized, placebo-controlled study that will enroll up to 112 total participants. It aims to investigate the safety, tolerability, pharmacokinetic and pharmacodynamic response of SLN124 in people with thalassemia and MDS, whose bodies produce fewer healthy red blood cells than normal and who can store too much iron in their bodies. Interim data is expected to be reported in the second half of this year.

Giles Campion, MD, EVP, Head of R&D and Chief Medical Officer of Silence Therapeutics said: “Today’s announcement is an exciting milestone in the development of SLN124. It is the result of many years of hard work to engineer a durable, precisely targeted molecule with the aim to reduce anemia by increasing the naturally occurring hormone, hepcidin – a key regulator of iron balance in the body. We look forward to evaluating the potential of SLN124 in the clinic and expect to report interim data from the single-ascending dose portion of the study in the second half of this year.”

SLN124 has Orphan Drug Designation for both conditions and rare pediatric disease designation for beta-thalassemia. More information on the GEMINI II study can be found here.

Silence is also evaluating SLN124 in the GEMINI study in healthy volunteers. Enrolment in that study is complete and the Company expects to report top-line data in the first half of this year. This will be the first-in-human data from Silence’s proprietary mRNAi GOLD™ platform. More information on the GEMINI study can be found here.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European PR Consilium Strategic Communications Mary-Jane Elliott/ Angela Gray / Chris Welsh silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About SLN124

SLN124 is a gene ‘silencing’ therapy – one that is designed to temporarily block a specific gene’s message that would otherwise trigger an unwanted effect. In this case, SLN124 aims to temporarily ‘silence’ TMPRSS6, a gene that prevents the liver from producing a particular hormone that controls iron levels in the body – hepcidin. As hepcidin increases, it is hoped that iron levels in the blood will decrease, which could in turn allow more healthy red blood cells to be produced, thereby improving anemia.

SLN124 is being studied in the GEMINI clinical trial program. The GEMINI II is a phase 1 study to investigate the effects of SLN124 in people with thalassemia or myelodysplastic syndrome (MDS), whose bodies produce fewer healthy red blood cells than normal and who can store too much iron in their bodies.

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence's proprietary messenger RNAi GOLD™ platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company’s clinical development timeline and commercial prospects. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including the potential impact of COVID-19 on the Company’s clinical development and regulatory timelines and plans. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.